UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

29 April 2024

Response to press speculation regarding Samarco settlement

BHP notes the recent press speculation in Brazil regarding the status of negotiations in Brazil between Samarco Mineração S.A. (Samarco), BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale) and Brazilian Federal and State Government and other public entities relating to the Samarco dam failure.

As disclosed in BHP’s 2023 Annual Report and Half Year 2024 Report, Samarco, BHP Brasil and Vale have been engaging in negotiations with the Brazilian State and Federal Government and other public entities to seek a settlement of obligations under the Framework Agreement, the Federal Public Prosecution Office Claim, and other claims by government entities relating to the Samarco dam failure.

BHP Brasil’s provision for the Samarco dam failure is US$6.5 billion as at 31 December 2023 which includes the assessment of the estimated costs to resolve all aspects of the Federal Public Prospection Office Claim and the Framework Agreement obligations.

As part of the settlement negotiations, BHP Brasil, Samarco and Vale have submitted a non-binding, indicative settlement proposal which is within BHP Brasil’s provision for the Samarco dam failure. The proposal is for a total financial value of approximately R$127 billion (approximately US$25.7 billion1) on a 100% basis with Samarco as the primary obligor and a 50% contribution from each of Vale and BHP Brasil as secondary obligors if Samarco cannot fund. The proposal incorporates amounts already invested to date plus future payments and obligations as follows:

•	R$37 billion (US$7.7[1] billion) in amounts already invested on remediation and compensation to date;

•

a R$72 billion cash payment (US$14.4 billion1) payable over an extended period of time, well in excess of a decade, to the Federal Government, the States of Minas Gerais and Espírito Santo and the relevant municipalities; and

•	R$18 billion (US$3.6 billion1) in obligations that will be performed by Samarco and the Renova Foundation.

The negotiations between the parties are ongoing and no final agreement has been reached on the settlement amount or terms.

BHP Brasil remains fully committed to supporting the extensive ongoing remediation and compensation efforts in Brazil through the Renova Foundation. The Renova Foundation has spent approximately R$37 billion (approximately US$7.71 billion) on comprehensive reparation and compensation programs to 31 March 2024.

This includes approximately R$17 billion (approximately US$3.51 billion) paid in indemnities and emergency financial assistance directly to approximately 430,000 people. In addition, approximately 85% of the resettlement cases for the communities impacted by the Samarco dam failure have been completed.

[1]

USD amount for investment to date is calculated based on actual transactional (historical) exchange rates related to funding provided to Fundação Renova (Renova Foundation) and future spend is calculated using 31 March 2024 BRL/USD exchange rate of 5.00.

BHP Group Limited ABN 49 004 028 077

Further Information

On 5 November 2015, the Fundão tailings dam operated by Samarco failed. Samarco is a non-operated joint venture owned by BHP Brasil and Vale, with each having a 50 per cent shareholding.

Following the Samarco dam failure, numerous legal proceedings were commenced in Brazil against Samarco, Vale and BHP Brasil, including the:

•

BRL$20 billion Public Civil Claim: In November 2015, the Federal Government of Brazil, the Federal Government of Brazil, the States of Espírito Santo and Minas Gerais and certain other public authorities filed a BRL$20 billion (approximately US$5.2 billion at the time) public civil claim against Samarco, Vale and BHP Brasil for clean-up costs and damages.

•

Federal Public Prosecution Office claim: In May 2016, Brazil’s Federal Public Prosecution Office (and 18 other public entities) filed a public civil claim against Samarco, Vale and BHP Brasil seeking BRL$155 billion (approximately US$43 billion at the time) for reparation, compensation and collective moral damages in relation to the dam failure.

On 2 March 2016, BHP Brasil, Samarco and Vale, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Renova Foundation) that is executing environmental and socioeconomic programs to remediate and provide compensation for damages caused by the Samarco dam failure. The Brazilian Federal Prosecutors were not a party to the Framework Agreement.

In 2018, BHP Brasil, Vale, Samarco, the other parties to the Framework Agreement and the Brazilian Federal Prosecutors entered into the Governance Agreement, which settled the BRL$20 billion Public Civil Claim and suspended the Federal Public Prosecution Office Claim. It established a process for the parties to work together to renegotiate the scope of the programs under the Framework Agreement and progress towards a final settlement of the Federal Public Prosecution Office Claim.

Since early 2021, the parties have been engaging in negotiations in relation to the review of the Framework Agreement to seek a definitive and substantive settlement of the Federal Public Prosecution Office Claim and other Brazilian claims relating to the Samarco dam failure.

Our Half Year 2024 Report and 2023 Annual Report provide further detail on the Samarco dam failure and BHP’s response.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Neil Burrows +44 7786 661 683	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Megan Hjulfors +1 (403) 605-2314 Renata Fernandez +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: April 29, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary